Filed Pursuant To Rule 433
Registration No. 333-131598
August 16, 2006

DJ Gold Sentiment Strong Despite Price Volatility - Council

1116 words
16 August 2006
08:00
Dow Jones Commodities Service
English
Copyright 2006, Comtex News Network. All Rights Reserved.

NEW YORK, Aug 16, 2006 (DJCS via Comtex) —

Market sentiment toward gold remained strong in the second quarter of 2006 as total demand rose, in dollar terms, to half-year and quarterly highs despite significant price volatility, the World Gold Council said in a report Wednesday.

‘‘Investment demand increased on the back of sustained interest in gold-backed exchange-traded funds (or ETFs) and related products, as well as supportive economic and geopolitical conditions, while changes in consumer attitudes combined with rising disposable incomes in key markets saw consumers spend more on gold jewelry than ever before - an amount marginally higher than the previous record set in fourth quarter 2003,’’ the Council said.

Identifiable investment demand for gold surged 19% in tonnage terms compared with the same period last year to 130 metric tons, driving the total value of investment demand for gold in the first half of 2006 up 40% to $6.1 billion, according to figures compiled by GFMS Ltd. for the World Gold Council.

Gold jewelry demand rose 12% in value terms to $11.4 billion for the quarter.

‘‘Many consumers, manufacturers and retailers remained sensitive to price volatility, showing a reluctance to commit to purchasing that resulted in a 24% fall year on year in tonnage terms to 562 metric tons,’’ the Council said.

This drop in gold jewelry demand in volume terms affected overall demand for gold, which was down 16% to 802 metric tons on the same period in 2005. The average price of gold for the quarter was up by 47% year-on-year.

INVESTMENT DEMAND

Strong demand from investors across almost all categories drove investment to high levels in the first half.

In the second quarter total identifiable investment demand for gold rose 19% to 130 metric tons and 75% in value terms year on year, taking the total value of identifiable investment for the first half of 2006 to $6.1 billion.

Increased investment brought added volatility to the price, which, at an average of $627.71 for the quarter, was 13% higher than in the first quarter and 47% higher than in second quarter of 2005.

The Council, which sponsored a gold ETF that is traded on the New York Stock Exchange under the ticker symbol GLD, said ETFs remain an attractive method through which both retail and institutional investors choose to access gold, with $789 million flowing into this investment category during the second quarter of 2006.

‘‘The bulk of investment in ETFs was accounted for by the market leader streetTRACKS Gold Shares, listed on the New York Stock Exchange, which at the end of June 2006 held 371.9 metric tons of gold worth $7.3 billion at market price as at June 30,’’ the Council said.

Volatile prices affected the market for coins and bars in the second quarter of 2006, the Council said. The impact of price movements varied between countries and between investment products.

A substantial amount of selling back of bars occurred most notably in Japan. In contrast, the market for new coins, notably in Turkey, was more buoyant and the U.S. was also strong.

Demand for official coins increased 64% on the same period last year. Solid growth was also seen in medallions and imitation coins, a market concentrated in the Middle East and India, the Council said.

JEWELRY DEMAND

Price movements during the quarter were exceptionally volatile, having a demonstrable impact on jewelry demand in tonnage terms, while positive consumer sentiment toward gold jewelry drove demand in value terms to record levels, the Council said.

Price volatility affected the gold jewelry market in different ways.

‘‘The most obvious was the reaction of jewelry buyers in markets in much of Asia (notably India) and the Middle East,’’ the Council said. ‘‘When prices moved rapidly, consumers tended to hold back from purchasing.’’

In the second quarter of 2006, this resulted in a drop in overall jewelry demand by 24% to 562 metric tons compared to a year earlier.

All markets showed a fall in volume terms compared to the very strong second quarter 2005, though the extent of the decline varied markedly, noted the Council.

Demand in China was less affected than in other markets, falling just 2%, since price volatility is less of a deterrent to purchase and local market sentiment continues to expect further price growth.

In Vietnam and Turkey demand fell 1% and 3% respectively, while India - traditionally the market most sensitive to price volatility - was most severely affected, declining 43% when compared with an exceptionally strong second quarter of 2005.

Saudi Arabia also reported a significant decline (32%), compounded by a stock market slump in March which had a serious impact on wealth and consumer spending.

All gold jewelry markets were affected at the trade level, the Council said, as manufacturers and retailers strove to reduce exposure to risk brought about by periods of price volatility.

‘‘In the second quarter of 2006, this resulted in substantial de-stocking,’’ the Council said.

SUPPLY

Despite an increase in the supply of scrap, overall gold supply was constrained in the second quarter of 2006 as a result of lower central bank sales and substantial de-hedging by gold mining companies, the Council reported.

Scrap supply increased 57% in tonnage terms on the same period in 2005, largely due to price volatility.

Official sector sales declined in the second quarter, decreasing 63% year on year in tonnage terms.

Sales under the Central Bank Gold Agreement have been much lower than expected in the current CBGA year, which ends on Sept. 26, raising the possibility that sales may fall short of the 500 metric ton limit.

The 500 metric ton annual allowance is a limit under the terms of CBGA2, and any shortfall of this limit cannot therefore be made up in future years, the Council said.

Mine production remained broadly stable during the period, rising 2% year on the year in tonnage terms.

OUTLOOK FOR 2006

The political and economic climate remains favorable for gold investment for the remainder of the year, the Council said, as the fundamentals of the market are perceived as strong and the diversification benefits of gold are being increasingly recognized.

‘‘Prospects for gold jewelry demand will depend very heavily on future price volatility. A period of price stability should see a recovery in the volume of demand and further growth in value,’’ the Council said.

Consumers will return to the market once they perceive that the period of exceptional price volatility is over.

-By Alison Guerriere Ciaccio; Dow Jones Newswires; 201-938-5959; alison.guerriere@dowjones.com

(END) Dow Jones Newswires

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